Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Baby-Tech Innovations, Inc.
515 W Whittier Blvd
Montebello, CA 90640
https://infanttech.com/

Up to $1,235,000.00 in Common Stock at $0.38
Minimum Target Amount: $14,999.74

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Baby-Tech Innovations, Inc.
Address: 515 W Whittier Blvd, Montebello, CA 90640
State of Incorporation: CA
Date Incorporated: March 30, 2012

Terms:

Equity

Offering Minimum: $14,999.74 | 39,473 shares of Common Stock
Offering Maximum: $1,235,000.00 | 3,250,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.38
Minimum Investment Amount (per investor): $299.82

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are considered family at infanttech, you are eligible for 5% bonus shares.

Testing the Waters Reservations Page Bonus

Reservation Holders in the StartEngine Reservations Page will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares + a $50 gift card**

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 8% bonus shares + a lifetime infanttech 10% discount**

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares + a lifetime infanttech 10% discount**

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 12% bonus shares + a lifetime infanttech 15% discount**

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares + lifetime 20% discount + Premiere access to new products and VIP gifts**

Flash Perk 1: Invest $5,000+ between Day 40 - Day 45 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - Day 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a $50 gift card for infanttech**

Tier 2 Perk: Invest $5,000+ and receive a $100 infanttech gift card

Tier 3 Perk: Invest $10,000+ and receive a lifetime infanttech owner 10% discount + 5% bonus shares**

Tier 4 Perk: Invest $20,000+ and receive a lifetime infanttech owner 10% discount + 10% bonus shares**

Tier 5 Perk: Invest $50,000+ and a receive lifetime infanttech owner 15% discount + VIP gifts + 12% bonus shares**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**$50 gift card may be used only on eligible products at infanttech.com and is subject to certain restrictions and availability. Lifetime discounts, Premiere access to new products, and VIP gifts are subject to availability and certain restrictions at infanttech.com.

<p align="center">The 10% StartEngine Venture Club Bonus</p>

Baby-Tech Innovations, Inc., DBA Infanttech, will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.38 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $38. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the TTW Reservations Page Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Baby-Tech Innovations, Inc., doing business as Infantech (or the "Company"), was founded by a husband and wife duo, Giuseppe & Lizette, who decided to share our idea with the world to keep our babies safe - especially in the car. We created zooby video baby monitor for cars, homes, and on the go because of our very own experience with our son.

As our company continues to grow, we take pride in knowing that we are providing solutions to keep young children safe, while allowing them to experience the world and have fun at the same time. Along the way, we also strive to make parenting easier with the use of technology and innovation.

Business Model

Baby-Tech Innovations Inc. operates a direct-to-consumer business model primarily through its e-commerce website and major online retailers such as Amazon, buybuyBABY, and Macy's. Our flagship product, the Zooby Baby Monitor, combines innovative technology with user-friendly design to provide parents with a portable, versatile solution for monitoring their infants both at home and on the go. Our sales strategy focuses on leveraging digital marketing channels, including social media, search engine optimization, and influencer partnerships, to reach tech-savvy parents. In addition, we engage in targeted email marketing campaigns and participate in industry trade shows to increase brand visibility and drive sales. To enhance customer loyalty and satisfaction, we offer time-based perks, loyalty bonuses, and special discounts for early adopters and returning customers. Our business model is designed to scale efficiently with plans to expand our product line and enter new markets, driven by continuous innovation and a commitment to quality and safety.

Corporate Structure

Baby-Tech Innovations, Inc. is a corporation formed on March 30, 2012 and is organized under the laws of California.

Intellectual Property

The Company was granted 5 utility patents, including a blockchain patent for zooby Baby Monitor.

Competitors and Industry

Competitors

Baby-Tech Innovations Inc. operates in a competitive market that includes several established players in the baby monitor industry. Our closest competitor in the portable car baby monitor segment is Itomoro and the Tiny Traveler, which offers similar products focused on vehicle use. In the broader home baby monitor market, we face competition from well-known brands such as Motorola, Samsung, and Summer Infant, all of which primarily offer home-based monitoring solutions.

Unlike these competitors, our Zooby Baby Monitor stands out as being a 100% portable device that seamlessly transitions between car and home use, providing a unique value proposition to parents seeking versatile and reliable monitoring solutions. We continuously monitor market trends and competitor strategies to ensure our products remain innovative and competitive, leveraging our patented technology and customer-centric design to maintain a leading edge in the industry.

Industry

Infanttech targets the $6.4B U.S. Juvenile Product Industry, as well as the Baby Monitor Segment, projected to reach $2.5B by 2029, to serve parents and the 3.66M babies born annually across the country.

Source: https://www.jpma.org/page/industry

Source: https://www.mordorintelligence.com/industry-reports/baby-monitors-market

Source: https://www.cdc.gov/nchs/fastats/births.htm

Current Stage and Roadmap

Current Stage

Infanttech is currently in the growth and scaling phase of its business lifecycle with products in market and generating revenue. Our flagship product, the Zooby Baby Monitor, is available for purchase through multiple prominent online retailers, including Amazon, buybuyBABY, and Macy's, as well as our own e-commerce website. Sales have shown a positive trend, with increasing demand driven by effective digital marketing and strong customer reviews.

We have successfully navigated past challenges, such as a temporary recall due to a faulty battery, and have reestablished our presence on key retail platforms.

Currently, we are focused on expanding our product line with the upcoming expected launch of the BreatheBuddy, a new innovative baby monitoring solution.

Future Roadmap

Looking ahead, Infanttech is committed to expanding its product portfolio and market presence. Our immediate focus is on the successful launch of the BreatheBuddy, an innovative baby monitoring solution designed to address unmet needs in the market. We plan to increase our marketing and sales efforts, leveraging both digital and traditional channels to boost brand awareness and drive sales.

To support this growth, we plan to invest in scaling our production capabilities, aiming to lower production costs through higher volume orders and more efficient supply chain management. Additionally, we are exploring strategic partnerships with major retailers and pursuing international market expansion to broaden our customer base. In the long term, we aim to diversify our product offerings to include a wider range of smart parenting solutions, continually incorporating feedback from our customers to ensure we meet their evolving needs.

The Team

Officers and Directors

Name: Lizette Espinosa

Lizette Espinosa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Board Member
  Dates of Service: September, 2023 - Present
  Responsibilities: Lizette is the President and CEO overseeing the vision and management of our team as the company scales and grows. She receives an annual salary of $100,000 and owns 88% of the company's equity.

Other business experience in the past three years:

- Employer: Law Office of Lizette Espinosa
  Title: Solo Practitioner
  Dates of Service: February, 2008 - Present

Responsibilities: Lizette periodically takes on contract legal work for contract negotiations and settlements. Infanttech is a client.

Name: Veronica Corona

Veronica Corona's current primary role is with Crown Enterprises Inc.. Veronica Corona currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member (Part-Time)
  Dates of Service: February, 2024 - Present
  Responsibilities: Veronica is instrumental in helping steer the company in the right direction by providing strategic advice around growth, innovation, profitability, and team. She does not receive compensation.

Other business experience in the past three years:

- Employer: California Hispanic Chamber of Commerce
  Title: Chairwoman of the Board
  Dates of Service: February, 2016 - Present
  Responsibilities: Supervision and Control of the Board of Directors and Executive Committee. Assisting in the matters of pertaining to goals and objectives. Keeping each board member accountable for raising money and bring in new programing.

Other business experience in the past three years:

- Employer: CM Cleaning Solutions, Inc.
  Title: CEO and Founder
  Dates of Service: November, 2009 - January, 2022
  Responsibilities: Veronica oversees day to day operations of the business, customers service and business development.

Other business experience in the past three years:

- Employer: Crown Enterprises Inc.
  Title: CEO
  Dates of Service: November, 2022 - Present
  Responsibilities: Veronica coaches small business owners to navigate the challenges and scale their business.

Name: Veronica De Santiago

Veronica De Santiago's current primary role is with DeSanti. Veronica De Santiago currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member (Part-Time)
  Dates of Service: February, 2024 - Present
  Responsibilities: Veronica serves on the board of directors. She does not receive compensation.

Other business experience in the past three years:

- Employer: DeSanti
  Title: CEO
  Dates of Service: January, 2015 - Present
  Responsibilities: As founder and CEO, Ms. De Santiago manages all aspects of the company's operations with principal focus on maintaining compliance with DeSanti's standards of excellence.

Name: Ray Phillips

Ray Phillips's current primary role is with SoapSox. Ray Phillips currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member (Part-Time)
  Dates of Service: January, 2023 - Present
  Responsibilities: Ray serves on the board of directors to help facilitate growth and strategic positioning. He does not receive compensation.

Other business experience in the past three years:

- Employer: SoapSox
  Title: CEO
  Dates of Service: October, 2011 - Present
  Responsibilities: Ray is responsible for establishing and executing major goals and objectives for SoapSox. He coordinates as well as provide leadership, direction, and guidance on major company activities.

Name: Jose Bazua

Jose Bazua's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2018 - Present
  Responsibilities: Jose serves on the board of directors. He does not receive compensation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been

reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value

than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Baby-Tech Innovations, Inc. was formed on March 30, 2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Baby-Tech Innovations, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business,

financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Supply Chain Disruptions
Our operations could be significantly impacted by disruptions in the supply chain, including delays in receiving raw materials or components, increases in transportation costs, and challenges in manufacturing and distribution. Any significant disruption could adversely affect our ability to meet customer demand, leading to potential revenue loss and reputational damage.

The Chief Executive Officer currently splits time between working for Infanttech and another company
The CEO of Baby-Tech Innovations, Inc. d/b/a Infanttech (Lizette Espinosa) currently splits her time between managing and operating Law Office of Lizette Espinosa and Infanttech. Although Lizette works full time with Infanttech and her law practice's only client is Infanttech, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Lizette's time commitment to her law practice requires only a few hours per month for any legal work directly related to Infanttech, her only client.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lizette Espinosa	16,427,888	Common Stock	88.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,250,000 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 18,665,303 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

For further information on the material rights of this class of securities, please see the Company's Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The material rights and series of Preferred Stock have not yet been designated.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $20,000.00
Maturity Date: April 19, 2026
Interest Rate: 6.0%
Discount Rate: 0.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Two years from issue date or Qualified Financing - see below for material terms

Material Rights

Automatic conversion. Note will automatically convert into shares of Preferred Stock upon the closing of a equity financing offering shares of Preferred Stock.

Optional conversion. At the election of the noteholder, the Note may be converted into shares of Common Stock

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: April 19, 2026
Interest Rate: 6.0%
Discount Rate: 0.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Two years from issue date or Qualified Financing - see below for material terms

Material Rights

Automatic conversion. Note will automatically convert into shares of Preferred Stock upon the closing of a equity financing offering shares of Preferred Stock.

Optional conversion. At the election of the noteholder, the Note may be converted into shares of Common Stock

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $170,000.00
Maturity Date: June 11, 2026
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: $7,000,000.00
Conversion Trigger: Two years from issue date or Qualified Financing - see below for material terms

Material Rights

Automatic conversion. Note will automatically convert into shares of Preferred Stock upon the closing of a equity financing offering shares of Preferred Stock.

Optional conversion. At the election of the noteholder, the Note may be converted into shares of Common Stock

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: R&D and Marketing
  Date: April 19, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Operating Costs
  Date: April 15, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $170,000.00
  Use of proceeds: R&D and Marketing
  Date: June 11, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2022 was $2,544,402 compared to $1,238,158 for 2023. This decrease was primarily due to a decision to pursue voluntary recall of approximately 7,000 units. This was due to a faulty battery. There were three incidents and no injuries. Though the incident count was low, we valued our consumers over potential profits. We always prioritize safety. This did affect our Amazon and Walmart market - we were removed from Amazon and Walmart for about 8 months.

Currently, we're back on Amazon and plan to return to Walmart soon.

Since the recall, we changed our battery supplier and we expanded our testing process. Additionally, as new battery technologies are developed, we plan to migrate to these new batteries. We will also not be using two-wire batteries in our products, going forward. We will be migrating to three-wire batteries - the third wire serves as a surge protector.

Cost of sales

Cost of sales for the fiscal year 2022 was $1,168,247 compared to $572,828 for 2023. This decrease was primarily due to fewer units sold, and less production.

Expenses

Operating expenses for fiscal year 2022 were $1,412,326 compared to $941,588 for 2023. This decrease was primarily due to lowered advertising spend, and operating costs that were maintained. Our reduction in expenses was not as high as our reduction in cost of sales.

Historical results and cash flows:

The Company is currently in the growth and scaling stage and revenue-generating. We are of the opinion the historical cash flows for 2023 will not be indicative of the revenue and cash flows expected for the future because we have made vendor changes since then and are not expecting another product recall, and we are planning to launch a new product, the breathebuddy. We are focusing on increasing our distribution channels and diversifying our manufacturing. We believe our manufacturing will become more efficient and reduce our costs of goods sold as we increase minimum order quantities. Past cash was primarily generated through sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2024, the Company has capital resources available in the form of convertible notes that we are in the process of obtaining. Our goal for this immediate cash infusion is $300,000. We are selling our products on three distribution channels now, and currently averaging $60,000 a month. Current cash on hand totals $40,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations and growth initiatives like additional distribution channels and team members, and further R&D strategies. However, we are pursuing other opportunities to meet our funding goals as needed.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company will only be able to operate for 2 months. This is based on a current monthly burn rate of $65,000 for expenses related to marketing ad spend, salaries, shipping expenses, and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on an anticipated monthly burn rate of $87,000 for expenses related to marketing ad spend, salaries, shipping expenses, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including fundraising via convertible note, direct venture capital investments, and angel investors.

Indebtedness

- Creditor: Line of Credit - ICB Bank
  Amount Owed: $124,851.00
  Interest Rate: 6.2%
  Maturity Date: May 15, 2025

- Creditor: Celtic Bank - Line of Credit
  Amount Owed: $8,300.00
  Interest Rate: 62.9%
  Maturity Date: May 17, 2025
  There are 52 weekly payments.

- Creditor: Celtic Bank Corporation - SBA Loan
  Amount Owed: $147,999.00
  Interest Rate: 3.75%
  Maturity Date: September 28, 2033

- Creditor: SBA EILD Loan
  Amount Owed: $20,012.00
  Interest Rate: 3.75%
  Maturity Date: June 03, 2050

- Creditor: Lizette Espinosa
  Amount Owed: $160,258.00
  Interest Rate: 0.25%
  This is a revolving promissory note. There is no maturity date. Repayment is on demand.

- Creditor: Ronald Levi
  Amount Owed: $28,625.00
  Interest Rate: 0.25%
  This is a Promissory Note. No maturity date.

- Creditor: Michael Debusk
  Amount Owed: $106,000.00
  Interest Rate: 0.1%
  This loan is due on demand. There is no maturity date.

- Creditor: Shopify Capital Merchant Loan
  Amount Owed: $28,779.00
  Interest Rate: 0.0%
  During fiscal year 2023, the Company entered into a finance agreement with Shopify Capital Merchant loan agreement in the amount of $45,000. It bears a finance charge of $5,850. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2023, the outstanding balance of this kind of financing is in the amount of $28,779, and the entire amount is classified as the current liability.

Related Party Transactions

- Name of Person: Lizette Espinosa
  Relationship to Company: Officer, Director, 20%+ Owner
  Nature / amount of interest in the transaction: Lizette Espinosa is CEO, President, and a Board Member of Infanttech. She owns 88% of the Company's equity.
  Material Terms: On April 4, 2012, the Company entered into a revolving promissory note in the amount of $1,000,000 with Lizette V. Espinosa, one of the founders and shareholders. The note bears an interest rate of 0.25% per annum and it is due on demand. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $160,258 and $142,415, respectively. The note has been classified as current liability.

- Name of Person: Ronald Levi
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Ronald is a shareholder.
  Material Terms: During 2013, the company entered into four promissory notes in the amount of $200,000 with Ronald Levi, one of the founders and shareholders. The note bears an interest rate of 0.25% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $28,625 and $38,625, respectively. The note has been classified as current liability.

Valuation

Pre-Money Valuation: $7,092,815.14

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have considered: (i) no series of preferred stock has been designated or is outstanding ; (ii) there are no outstanding options, and warrants; and (iii) no shares are reserved for issuance under a stock plan.

The total number of shares outstanding on a fully diluted basis is 18,665,303 Common Stock shares.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $240,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.74 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  26.5%
  We will use funds raised for the costs associated with improving current products and bringing new products to market.

- Manufacturing / Production
  20.0%
  We will use funds raised to continue our manufacturing infanttech's products.

- Marketing
  20.0%
  We will use funds from the raise for marketing and sales materials as well ad space in traditional and digital marketing programs. We do intend to use funds from the raise to market the Reg CF.

- Company Employment
  20.0%
  We will use funds for key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service. Wages to be commensurate with training, experience and position.

- Reducing High Interest Debt
  7.0%
  We will use funds raised to restructure high interest rate allowing us to use the interest savings in other areas such as R&D.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://infanttech.com/ (https://infanttech.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/infanttech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Baby-Tech Innovations, Inc.

[See attached]

BABY-TECH INNOVATIONS INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Baby-Tech Innovations, Inc.
Montebello, California

We have reviewed the accompanying financial statements of Baby-Tech Innovations, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 26, 2024
Los Angeles, California

BABY-TECH INNOVATIONS INC.
Balance Sheet
(Unaudited)

As of December 31, (USD $ in Dollars)		2023		2022
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	177,662	$	153,824
Inventory		133,977		232,760
Prepaids and Other Current Assets		90,706		205,561
Total Current Assets		**402,345**		**592,145**
Intangible Assets		50,624		29,272
Total Assets	$	**452,969**	$	**621,417**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	131,524	$	82,952
Credit Cards		49,945		37,663
Line of Credit		20,361		-
Current Portion of Loans and Notes		445,109		287,040
Forward Financing		28,779		129,020
Other Current Liabilities		20,386		23,973
Total Current Liabilities		**696,104**		**560,647**
Promissory Notes and Loans		142,636		147,067
Total Liabilities		**838,740**		**707,714**
STOCKHOLDERS EQUITY				
Common Stock		974,239		964,239
Preferred Stock		-		-
Retained Earnings/(Accumulated Deficit)		(1,360,011)		(1,050,536)
Total Stockholders' Equity		**(385,772)**		**(86,297)**
Total Liabilities and Stockholders' Equity	$	**452,969**	$	**621,417**

See accompanying notes to financial statements.

BABY-TECH INNOVATIONS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	1,238,158	$	2,544,402
Cost of Goods Sold		572,828		1,168,247
Gross profit		665,330		1,376,154
Operating expenses				
General and Administrative		419,101		608,704
Research and Development		53,256		10,075
Sales and Marketing		469,231		793,547
Total operating expenses		941,588		1,412,326
Operating Income/(Loss)		(276,257)		(36,171)
Interest Expense		41,836		48,968
Other Loss/(Income)		(8,619)		(7,670)
Income/(Loss) before provision for income taxes		(309,475)		(77,468)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(309,475)	$	(77,468)

See accompanying notes to financial statements.

BABY-TECH INNOVATIONS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock			Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount	Shares		Amount				
Balance—December 31, 2021	11,111,111	$ 60,000	-	$	-	$	(973,068)	$	(913,068)
Issuance of Stock	7,326,492	904,239	-		-				904,239
Net income/(loss)			-		-		(77,468)		(77,468)
Balance—December 31, 2022	18,437,603	964,239	-		-	$	(1,050,536)	$	(86,297)
Issuance of Stock	140,866	10,000	-		-				10,000
Net income/(loss)			-		-		(309,475)		(309,475)
Balance—December 31, 2023	18,578,469	$ 974,239	-	$	-	$	(1,360,011)	$	(385,772)

See accompanying notes to financial statements.

BABY-TECH INNOVATIONS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(309,475)	$	(77,468)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		3,648		3,648
Changes in operating assets and liabilities:				
Acccounts receivable, net		-		2,688
Inventory		98,783		68,746
Prepaids and Other Current Assets		114,855		95,195
Accounts Payable		48,572		(135,432)
Credit Cards		12,282		(656)
Other Current Liabilities		(3,587)		(8,680)
Net cash provided/(used) by operating activities		**(34,921)**		**(51,958)**
CASH FLOW FROM INVESTING ACTIVITIES				
Acquisition of trademark		(25,000)		-
Net cash provided/(used) in investing activities		**(25,000)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeeds from Issuance of Stock		10,000		904,239
Forward Financing		(100,241)		86,183
Line of Credit		20,361		
Borrowing on Promissory Notes and Loans		165,842		-
Repayment of Promissory Notes and Loans		(12,204)		(937,785)
Net cash provided/(used) by financing activities		**83,758**		**52,638**
Change in Cash		23,838		679
Cash—beginning of year		153,824		153,145
Cash—end of year	$	**177,662**	$	**153,824**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	33,464	$	48,968
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Baby-Tech Innovations Inc. was incorporated on March 30, 2012 in the state of California. The financial statements of Baby-Tech Innovations, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Montebello, California.

Infanttech is the creator of the Zooby baby monitor for cars. The Zooby is a camera that is embedded in a cute plush that attaches to the back seat headrest facing a rear-facing baby, while the parents have a monitor screen on their dashboard. This gives parents the peace of mind that their baby is safe in the back seat while focusing on the road. We are committed to creating products that make parenting easier and bring joy. We are in the process of developing new products that meet this vision. Currently we are an ecommerce business and sell our Zooby directly to consumers on our Shopify website, and through Amazon.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using average costs.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.

- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.

- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of sales

Costs of sales include the cost of goods sold, shipping, replacement parts, and merchant fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $469,231 and $759,547, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 26, 2024, which is the date the financial statements were issued.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Finished goods	133,977	232,760
Total Inventory	$ 133,977	$ 232,760

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid expense	85,608	194,155
Other current asset	5,098	11,407
Total Prepaids and Other Current Assets	$ 90,706	$ 205,561

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Insurance Payable	3,206	1,641
Accrued Interest Payable	8,373	
Sales Tax Payable	3,567	20,055
Warranty Service Payable	4,076	1,513
Shopify Gift Card Liabilities	1,080	679
Other current liabilities	85	85
Total Other Current Liabilities	$ 20,386	$ 23,973

5. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of Year Ended December 31,	2023	2022
Patents	$ 54,720	$ 54,720
Trademark	25,000	-
Intangible assets, at cost	79,720	54,720
Accumulated amortization	(29,096)	(25,448)
Intangible assets, Net	$ 50,624	$ 29,272

Amortization expenses for patents for the fiscal year ended December 31, 2023 and 2022 were in the amount of $3,648 and $3,648, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2023	$ (3,648)
2024	(3,648)
2025	(3,648)
2026	(3,648)
Thereafter	(11,032)
Total	$ (25,624)

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 30,000,000 shares of Common Stock at no par value. As of December 31, 2023, and December 31, 2022, 18,578,469 shares and 18,437,603 shares were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Shares at no par value. As of December 31, 2023, and December 31, 2022, no shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Line of Credit-ICB Bank	$ 125,000	6.20%	5/15/2020	5/15/2024	$ 7,741	-	$ 124,851	$ -	$ 124,851	$ 7,741	$ -	$ -	$ 124,851	$ 124,851
Celtic Bank Corporation- SBA Loan	$ 150,000	3.75%	9/28/2023	9/28/2033	$ 1,469	-	$ 24,564	$ 123,435	$ 147,999	$ -	$ -	$ -	$ -	$ -
SBA EILD Loan	$ 24,340	3.75%	6/3/2020	6/3/2050	$ 913	-	$ 811	$ 19,201	$ 20,012	$ 833	$ -		$ 22,217	$ 22,217
Revolving Promissory Note- Lizette Espinosa	$ 1,000,000	0.25%	4/4/2012	On Demand	$ 401	-	$ 160,258	$ -	$ 160,258	$ -	$ -	$ 142,415	$ -	$ 142,415
Promissory Note - Ronald Levi	$ 200,000	0.25%	2013	2016	$ 72	-	$ 28,625	$ -	$ 28,625	$ 97	$ -	$ 38,625	$ -	$ 38,625
Loan Payable-Michael Debusk	$ 100,000	0.10%	4/28/2020	On demand	$ 108	-	$ 106,000		$ 106,000	$ 100	$ -	$ 106,000	$ -	$ 106,000
Total					$ 10,700	$ -	$ 445,109	$ 142,636	$ 587,745	$ 8,770	$ -	$ 287,040	$ 147,067	$ 434,108

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 445,109
2025	25,375
2026	25,375
2027	25,375
2028	25,375
Thereafter	41,135
Total	**$ 587,745**

Forward Financing

During fiscal year 2023, the Company entered into a finance agreement with Shopify Capital Merchant loan agreement in the amount of $45,000. It bears a finance charge of $5,850. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2023, the outstanding balance of this kind of financing is in the amount of $28,779, and the entire amount is classified as the current liability.

Line of Credit

During fiscal year 2023, the Company entered into a line of credit agreement with Celtic bank in the amount of $55,000. The initial Applicable APR is set to 62.9% and amortization period includes 52 weekly payments. As of December 31, 2023, the outstanding balance of this kind of financing is in the amount of $20,361, and the entire amount is classified as the current liability.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(92,347)	$	(22,466)
Valuation Allowance		92,347		22,466
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(122,025)	$	(29,678)
Valuation Allowance		122,025		29,678
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $408,931, and the Company had state net operating loss ("NOL") carryforwards of approximately $408,931. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On April 4, 2012, the Company entered into a revolving promissory note in the amount of $1,000,000 with Lizette V. Espinosa, one of the founders and shareholders. The note bears an interest rate of 0.25% per annum and it is due on demand. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $160,258 and $142,415, respectively. The note has been classified as current liability.

During 2013, the company entered into four promissory notes in the amount of $200,000 with Ronald Levi, one of the founders and shareholders. The note bears an interest rate of 0.25% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $28,625 and $38,625, respectively. The note has been classified as current liability.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 26, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $276,257, an operating cash flow loss of $34,921, and liquid assets in cash of $177,662, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF INFANTTECH

The Lifestyle Parenting Brand That Sparks Joy

infanttech is a parenting technology and lifestyle brand selling zooby® an innovative baby monitor for cars with 5 utility patents, including a block chain patent, and over $8M in lifetime revenue, sold through our e-commerce website and Amazon.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



infanttech
The Lifestyle Parenting Brand that Sparks Joy

$0 Raised

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

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$0.38 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$299.82	$7.09M

REASONS TO INVEST

infanttech targets the $6.4B U.S. Juvenile Product Industry, as well as the Baby Monitor Segment, projected to reach $2.5B by 2029, to serve parents and the 3.66M babies born annually across the country.

We have over $8M in lifetime revenue, a leading-edge product with 5 utility patents, & in 2023, the Inner City Capital Connections Community (ICIC100) recognized infanttech as one of the fastest-growing businesses.

infanttech is a certified woman & minority-owned business, led by our CEO who brings legal expertise and drives our vision, backed by a diverse team with deep industry & parenting experience.

TEAM



Lizette Espinosa • CEO, President, Board Member

CEO Lizette Espinosa is the visionary behind infanttech's growth, leading with strategy, creativity, & innovation. A mother herself, she understands the customer base and is dedicated to building trust and ease for families. Lizette's passion for creating joyful, ...

Read More





Giuseppe Veneziano • Director of Technology Development (Part Time)

Giuseppe Veneziano, is a father, husband, and businessman. He created the zooby Car and Home Video baby monitor to address the challenges parents face when driving with infants. Giuseppe is dedicated to providing the latest tools to keep children safe ...

Read More





Veronica Corona • Board Member (Part-Time)

Veronica Corona, dynamic Business Coach, former CEO of a multimillion-dollar janitorial company, now CEO of Crown Enterprises. Passionate about leadership growth, diversity, and community enrichment. Chairwoman of California Hispanic ...

Read More



Show More

THE PITCH

Bringing Joy and Peace to Parenthood

At infanttech, we believe in **creating value-driven products that nurture strong family bonds**. As a passionate parenting tech brand, we're on a mission to bring moments of joy and peace to all families, especially first-time parents.


zooby®
The Baby Monitor Parents Trust & Babies Love
Cute & Comforting
Tested for Safety
Portable & Versatile
Secure Connection
Always in View™

Experience the revolution in car safety with our flagship product, the zooby® baby monitor. Designed to keep parents connected with their little ones on the go, the zooby® seeks to provide unparalleled peace of mind. Boasting a super soft design, the zooby® prioritizes safety and comfort above all else. At infanttech, our commitment to simplicity and safety shines through in every product we create. The zooby® addresses a pressing concern for modern parents. Plus, the zooby® is rigorously crash-tested to ensure it stays securely in place during car rides.

As a value-based, mission driven, and women-owned company, infanttech seeks to foster a supportive community where parents can share experiences and embrace the joys of parenthood together. We believe empowered parents raise happy families. That's why infanttech is committed to empowering parents, sparking joy, and bringing peace to parenthood.

THE OPPORTUNITY
Baby Monitors For Cars, Home & On the Go

infanttech is a well-established brand in the parenting tech space, offering a unique and luxurious baby monitor solution known as the zooby™. As a certified woman-owned and minority-owned business, we want to make our products accessible to all.



Revolutionizing Baby Monitoring

- ✓ Crash-Tested
- ✓ Features Night Vision
- ✓ Boasts Portability & Versatility

The zooby® prioritizes both safety and comfort with its innovative plush design and wireless functionality. It's crash-tested, features night vision, and boasts portability, addressing key concerns for parents. By capitalizing on the zooby utility patents and finding the right automotive partner, the zooby® can be transformed to a new level in baby tech with direct car integration.

But infanttech goes beyond monitoring. We understand the importance of conscious breathing for both parents and children. That's why we're developing the breathebuddy™, an innovative tool being created in partnership with a breath master. This product aims to empower families to manage stress and cultivate calmness throughout their parenting journey.

From pregnancy to childhood – infanttech wants to be there every step of the way.

Future plans include:

- **Expanding Distribution** – By exploring new retail partnerships, infanttech can amplify brand awareness and reach a wider audience.
- **breathebuddy™** – infanttech plans to launch the innovative breathebuddy™ with secured intellectual property, building on our mission of well-being and entering the holistic breathing space.
- **Team Expansion & Streamlining Operations** – We are excited to expand our team with experts who can help us scale our operations such as key team members to focus on expanding market share, product development, forging strategic partnerships, and optimizing our logistics. Additionally, we plan to streamline our production operations to enhance workflow efficiency, reduce costs, and ensure safety.
- **New Product Development** – infanttech is committed to continuous innovation, with plans for exciting new products that further address the needs of parents. Additionally, with the utility patents that infanttech has secured for the zooby®, we believe there are ample opportunities to expand our reach in the baby car monitoring space with automotive tech.

THE MARKET & OUR TRACTION
Parent-Approved Tech Solutions

infanttech caters to a massive and ever-growing market: parents! First-time parents represent a key demographic with over 3.66 million births annually in the U.S.[1] In the U.S. alone, the juvenile product industry represents more than $6.4 billion annually, while the baby monitor segment itself was valued at $1.6 billion in 2024, projected to reach $2.5 billion by 2029.[2,3]



$6.4 Billion
The Annual Juvenile Product Industry Value in the U.S.

Baby Monitor Segment

Projected CAGR of 9.45%

$1.6B
2024

$2.5B
2029

*[Source](#) | [Source](#)

With a loyal customer base, an estimated 50,000 units sold, and over $8 million in lifetime revenue, infanttech is ready for strategic expansion.



$8 Million

Lifetime Revenue

5 Utility Patents

For the zooby® Baby Monitor

Ranked #7 from all entries

2023, ICIC100- Inner city capital connections community recognized infanttech as one of the fastest growing businesses in the community

Product Awards

- 2024 Parent's Pick Award
- 2024 Mom's Choice Gold Award
- 2018 Baby Maternity Magazine Top Choice Award
- 2016 Red Tricycle "Totally Awesome" Award
- 2016 National Parenting Product Award
- 2016 Mom's Choice Award
- 2015 Parent's favorite products Tillywig Award
- 2015 Baby Maternity Magazine Top Choice Award
- 2014 Family Choice Award
- 2013 JPMA Innovation award finalist

The recently improved zooby® showcases infanttech's dedication to product excellence. Featuring a user-friendly design, enhanced quality, and extended battery life, the zooby® has received rave reviews.

"zooby gives me peace of mind when driving with my two young daughters. I am able to connect both cameras to one monitor and see them simultaneously."

- Brooke M

The above testimonials may not be representative of the opinions or of the experiences of other Zooby® users and is not a guarantee of future performance or success.

WHY INVEST

Redefine Modern Parenting With infanttech & Come Play With Us



With a proven track record, award-winning leadership, and a passionate team, we're ready for growth. Our innovative zooby® monitor addresses a massive market need, and we're eager to continue designing and developing new products to help families achieve joy, safety, and peace of mind.



The One Product That Has It All



Crash-Tested For Safety



100% Portable



Secure Velcro & Buckle Closure



Split Screen Mode



Night Mode



Eliminate The Need To Turn Around



Comforting Plush Styles



Secure Seal

We believe empowered parents raise happy families. That's why infanttech strives to foster a supportive community where parents can share experiences and embrace the joys of parenthood together.

Join us as we redefine modern parenting with innovative tech solutions that spark joy, promote peace, and empower families to thrive.

ABOUT

HEADQUARTERS

**515 W Whittier Blvd
Montebello, CA 90640**

WEBSITE

View Site ↗

infanttech is a parenting technology and lifestyle brand selling zooby® an innovative baby monitor for cars with 5 utility patents, including a block chain patent, and over $8M in lifetime revenue, sold through our e-commerce website and Amazon.

TERMS

Infanttech

Overview

PRICE PER SHARE
$0.38

VALUATION
$7.09M

DEADLINE ⓘ
Dec. 17, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$299.82

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
39,473

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
3,250,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are considered family at infanttech, you are eligible for 5% bonus shares.

Testing the Waters Reservations Page Bonus

Reservation Holders in the StartEngine Reservations Page will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares + a $50 gift card**

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 8% bonus shares + a lifetime infanttech 10% discount**

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares + a lifetime infanttech 10% discount**

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 12% bonus shares + a lifetime infanttech 15% discount**

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares + lifetime 20% discount + Premiere access to new products and VIP gifts**

Flash Perk 1: Invest $5,000+ between Day 40 - Day 45 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - Day 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a $50 gift card for infanttech**

Tier 2 Perk: Invest $5,000+ and receive a $100 infanttech gift card

Tier 3 Perk: Invest $10,000+ and receive a lifetime infanttech owner 10% discount + 5% bonus shares**

Tier 4 Perk: Invest $20,000+ and receive a lifetime infanttech owner 10% discount + 10% bonus shares**

Tier 5 Perk: Invest $50,000+ and a receive lifetime infanttech owner 15% discount + VIP gifts + 12% bonus shares**

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**$50 gift card may be used only on eligible products at infanttech.com and is subject to certain restrictions and availability. Lifetime discounts, Premiere access to new products, and VIP gifts are subject to availability and certain restrictions at infanttech.com.*

The 10% StartEngine Venture Club Bonus

Baby-Tech Innovations, Inc., DBA Infanttech, will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.38 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $38. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the TTW Reservations Page Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such

securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace (“SE Marketplace”) is a website operated by StartEngine Primary, LLC (“SE Primary”), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary (“SE Secondary”) is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System (“ATS”) operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term “Rapid,” when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board (“SE BB”), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board (“SE BB”) is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term “Extended”, when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

TTW Video Script:

At Infanttech, we don't just create products; we create peace of mind.

We started with the zooby baby monitor for cars because parents could not see their rear-facing newborn. With your support, we can take infanttech to new heights, expand our reach, and bring the zooby to new families.

This is the zooby, the solution for parents on the go. It's not just a baby monitor; it's a lifeline, designed specifically for the unpredictable journey of parenthood.

But what sets zooby apart? It's not just its versatility, but its unwavering commitment to safety. With its 100% wireless design, zooby helps parents keep a watchful eye on their little ones, no matter where life takes them.

We are excited for new products to come that continue to fulfill our vision to make a difference for families everywhere. We are eager to grow our team and bring on experts that we believe will allow us scale, as we focus on expanding our market share, product developemt, and partnerships.

Now we're inviting you to share in our vision and help us bring peace of mind to babies and families all over the world! Click the link below to find out more. Come play with us!

Live Offering Video Script:

At Infanttech, we don't just create products; we create peace of mind.

We started with the zooby baby monitor for cars because parents could not see their rear-facing newborn. With your support, we can take infanttech to new heights, expand our reach, and bring the zooby to new families.

This is the zooby, the solution for parents on the go. It's not just a baby monitor; it's a lifeline, designed specifically for the unpredictable journey of parenthood.

But what sets zooby apart? It's not just its versatility, but its unwavering commitment to safety. With its 100% wireless design, zooby helps parents keep a watchful eye on their little ones, no matter where life takes them.

We are excited for new products to come that continue to fulfill our vision to make a difference for families everywhere. We are eager to grow our team and bring on experts that we believe will allow us scale, as we focus on expanding our market share, product developemt, and partnerships.

Now we're inviting you to invest in our vision and help us bring peace of mind to babies and families all over the world! Click the link below to find out more. Come play with us!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

3454984

ARTICLES OF INCORPORATION OF

BABY-TECH INNOVATIONS, INC.

FILED
in the office of the Secretary of State
of the State of California

MAR 30 2012

I

The name of this corporation is Baby-Tech Innovations, Inc.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the **General Corporation Law** of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation's initial agent for the service of process is:

Grant D. Kelter, Esq.
Optima Law Group
9990 Mesa Rim Road, Suite 250
San Diego, CA 92121

IV

This corporation is authorized to issue two classes of capital stock, which shall total forty million (40,000,000) shares. Thirty million (30,000,000) shares shall be authorized to be issued as common stock. Ten million (10,000,000) shares shall be authorized to be issued as preferred stock. The board of directors is authorized, subject to limitations prescribed by law, to provide for the issuance of wholly unissued shares of preferred stock in one or more series, to establish the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series, and any qualifications, limitations, or restrictions thereof.

V

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

VI

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the corporation and its stockholders through bylaw provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject only to the applicable limits set forth in Section 204 of the Corporations Code with respect to actions for breach of duty to this corporation and its shareholders.

IN WITNESS WHEREOF, the undersigned Incorporator of this corporation has executed these Articles of Incorporation on March 29, 2012.

Grant D. Kelter, Incorporator

I declare that I am the person who executed the above Articles of Incorporation, and this instrument is my act and deed.

Dated: March 29, 2012

Grant D. Kelter, Incorporator

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]





Infanttech is taking reservations for a possible, upcoming round. Indicate interest today.

start engine

Add to Watchlist

RESERVE NOW

GET A PIECE OF INFANTTECH

The Lifestyle Parenting Brand That Sparks Joy

Infanttech is a parenting technology and lifestyle brand selling zooby® an innovative baby monitor for cars with 5 utility patents, including a block chain patent, and over $8M in lifetime revenue, sold through our e-commerce website and Amazon.

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.





infanttech
The Lifestyle Parenting Brand that Sparks Joy

$2,692.53 Reserved



OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $2,692.53

RESERVATIONS 4

REASONS TO INVEST

- infanttech targets the $6.4B U.S. Juvenile Product Industry, as well as the Baby Monitor Segment, projected to reach $2.5B by 2029, to serve parents and the 3.66M babies born annually across the country.
- We have over $8M in lifetime revenue, a leading-edge product with 5 utility patents, & in 2023, the Inner City Capital Connections Community (ICIC100) recognized infanttech as one of the fastest-growing businesses.
- infanttech is a certified woman & minority-owned business, led by our CEO who brings legal expertise and drives our vision, backed by a diverse team with deep industry & parenting experience.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Lizette Espinosa • CEO, President, Board Member

CEO Lizette Espinosa is the visionary behind infanttech's growth, leading with strategy, creativity, & innovation. A mother herself, she understands the customer base and is dedicated to building trust and ease for families. Lizette's passion for creating joyful, ...

Read More





Giuseppe Veneziano • Director of Technology Development (Part Time)

Giuseppe Veneziano, is a father, husband, and businessman. He created the zooby Car and Home Video baby monitor to address the challenges parents face when driving with infants. Giuseppe is dedicated to providing the latest tools to keep children safe ...

Read More





Veronica Corona • Board Member (Part-Time)

Veronica Corona, dynamic Business Coach, former CEO of a multimillion-dollar janitorial company, now CEO of Crown Enterprises. Passionate about leadership growth, diversity, and community enrichment. Chairwoman of California Hispanic ...

Read More



Show More

ABOUT

HEADQUARTERS

515 W Whittier Blvd
Montebello, CA 90640

WEBSITE

View Site

infanttech is a parenting technology and lifestyle brand selling zooby® an innovative baby monitor for cars with 5 utility patents, including a block chain patent, and over $8M in lifetime revenue, sold through our e-commerce website and Amazon.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Infanttech.



$299

Testing the Waters Reservations Page Bonus

Reservation Holders in the StartEngine Reservations Page will receive 5% bonus shares.

Select

JOIN THE DISCUSSION



IM

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0/2500

Post

Ice breaker! What brought you to this investment?



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Your info is your info. We take pride in keeping it that way!

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Invest in over 200 start-ups and collectibles!

FAQS

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

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No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.









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No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.



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LET'S TALK ABOUT

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No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

Tue, Sep 3 at 3:51PM

Hey Joey! Here is the link for a potential opportunity I think you would be interested in. Would love if you and Wendy can reserve your shares now for infanttech for a bonus perk when the raise goes live soon. 😄 🌟
https://www.startengine.com/offering/infanttech

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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